EXHIBIT A

TWO ROADS SHARED TRUST

CLASS N

MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended: September 19, 2017

Fund Name	Maximum Aggregate Distribution Fee Rate and Shareholder Servicing Fee Rate
Satuit West Shore Real Return Fund	0.25%
Redwood Managed Volatility Fund	0.25%
Redwood Managed Volatility Portfolio	0.50%
Redwood AlphaFactor Core Equity Fund	0.25%
Redwood AlphaFactor Tactical Core Fund	0.25%
Redwood Managed Municipal Income Fund	0.25%
Redwood Activist Leaders Fund	0.25%
Redwood AlphaFactor Tactical International Fund	0.25%
Redwood Systematic Macro Trend Fund	0.25%
Redwood Activist Leaders Fund	0.25%
Redwood AlphaFactor Tactical International Fund	0.25%
Redwood Systematic Macro Trend (“SMarT”) Fund	0.25%